                                                     ---------------------------
                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:     3235-0145
                                                     Expires:   August 31,1999
                                                     Estimated average burden
                                                     hours per response....14.90
                                                     ---------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*


                              Metra Biosystems Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    591591102
                  --------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            /X/         Rule 13d-1 (b)

            / /         Rule 13d-1(c)

            / /         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 5 pages

CUSIP No.          591591102

         1.  Names of Reporting Persons.          WEISS, PECK & GREER, L.L.C.
             I.R.S. Identification Nos. of above persons
             (entities only).                           13-2649199


         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) / /

             (b) /X/

         3.  SEC Use Only

         4.  Citizenship or Place of Organization    DELAWARE

Number of             5.  Sole Voting Power             0
Shares Bene-
ficially owned        6.  Shared Voting Power           926,290
by Each
Reporting             7.  Sole Dispositive Power        0
Person With:
                      8.  Shared Dispositive Power      926,290


         9.  Aggregate Amount Beneficially Owned by Each
             Reporting Person                                    926,290

        10.  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions)                   /X/

        11.  Percent of Class Represented by Amount in Row (11)        7.30%

        12.  Type of Reporting Person (See Instructions)

BD, IA


                                Page 2 of 5 pages

Cusip No. 591591102                                                 Page 3 of 5


Item 1(a).        Name of Issuer:  Metra Biosystems Inc.

Item 1(b).        Address of Issuer's Principal Executive Office:

                  265 North Whisman Road
                  Mountain View, CA 94043-3911

Item 2(a).        Name of Person Filing:  Weiss, Peck & Greer, L.L.C. ("WPG")

Item 2(b).        Address of Principal Business Office, or if None, Residence:

                  One New York Plaza
                  New York, NY 10004

Item 2(c). Citizenship: WPG is a limited liability company, organized under the laws of the State of Delaware

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:  591591102

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

                  (a)      ( X )   Broker or Dealer registered under Section 15
                                   of the Securities Exchange Act of 1934 (the
                                   "Act")

                  (b)      (   )   Bank as defined in Section 3(a) (6) of the
                                   Act

                  (c)      (   )   Insurance Company as defined in Section 3(a)
                                   (19) of the Act

                  (d)      (   )   Investment Company registered under Section
                                   8 of the Investment Company Act of 1940

                  (e)      ( X )   Investment Adviser registered under Section
                                   203 of the Investment Advisers Act of 1940

                  (f)      (   )   Employee Benefit Plan, Pension Fund which is
                                   subject to the provisions of the Employee
                                   Retirement Income Security Act of 1974 or
                                   Endowment Fund; see
                                   Sec. 240.13d-1(b)(1)(ii)(F)

                  (g)      (   )   Parent Holding Company, in accordance with
                                   Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)

                  (h)      (   )   Group, in accordance with paragraph
                                   240.13d-1(b)(1)(ii)(H)

Item 4.           Ownership:

                  (a)      Amount Beneficially Owned: 926,290 as of
                           December 31, 1998.

                  (b)      Percent of Class: 7.30%

Cusip No. 591591102                                                  Page 4 of 5


                  (c) Number of shares as to which such person has:

                           (i)      sole power to vote:              -0-

                           (ii)     shared power to vote or to direct
                                    the vote:                    926,290

                           (iii)    sole power to dispose or to direct the
                                    disposition of:                  -0-

                           (iv)     shared power to dispose or to direct the
                                    disposition of:              926,290

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

This Statement on Schedule 13G ("Schedule 13G") is filed by WPG, a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 926,290 shares of common stock of Metra Biosystems Inc. (the "Common Stock") held by WPG at December 31, 1998 for the discretionary accounts of certain clients. By reason of Rule 13d-3 under the Act, WPG may be deemed to be a "beneficial owner" of such Common Stock. WPG expressly disclaims beneficial ownership of the Common Stock. Each client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for his account. To the knowledge of WPG, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.

This Schedule 13G is not being filed with respect to the shares of Common Stock which may be owned by managing directors of WPG, or by their respective spouses, or as custodian or trustee for their respective family members or by their respective family foundations, since WPG does not possess or share voting or investment power with respect to such Common Stock. Each of such managing director disclaims, pursuant to Rule 13d-4, that he or she is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective managing director owns of record.

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

 Item 8.          Identification and Classification of Members of the Group:

                  Not applicable.

Cusip No. 591591102                                                  Page 5 of 5


 Item 9.          Notice of Dissolution of the Group:

                  Not applicable.

 Item 10.         Certification:

By signing below, Richard S. Pollack, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by WPG were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1999

WEISS, PECK & GREER, L.L.C.

By:  /s/ Richard S. Pollack
     ----------------------
     Richard S. Pollack
     General Counsel

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).